EX 99.28(d)(26)(iv)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Franklin Advisers, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Franklin Advisers, Inc., a California corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the "Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios ("Funds") of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser have agreed to amend the sub-advisory fees as set forth on Schedule B to the Agreement to reflect fee reductions for the JNL/Franklin Templeton Global Multisector Bond Fund, effective September 19, 2016.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 19, 2016, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective as of September 19, 2016.

Jackson National Asset Management, LLC		Franklin Advisers, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Christopher J. Molumphy, CFA
Name:	Mark D. Nerud	Name:	Christopher J. Molumphy
Title:	President and CEO	Title:	Executive Vice President
Chief Investment Officer

Schedule B
September 19, 2016
(Compensation)

JNL/Franklin Templeton Income Fund
Average Daily Net Assets	Annual Rate
$0 to $50 million	0.625%
$50 million to $200 million	0.465%
$200 million to $500 million	0.375%
Amounts over $500 million	0.350%

JNL/Franklin Templeton Global Multisector Bond Fund
Average Daily Net Assets	Annual Rate
$0 to $1 billion	0.35%
Amounts over $1 billion	0.30%

B-1